Ste. 1020-800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.anooraqresources.com

ANOORAQ CONCLUDES DEFINITIVE AGREEMENTS WITH ANGLO PLATINUM FOR THE
ACQUISITION OF A CONTROLLING INTEREST IN LEBOWA PLATINUM MINES AND IN
THEIR CURRENT JOINT VENTURE PROJECTS BEING THE GA-PHASHA,
BOIKGANTSHO AND KWANDA PROJECTS

April 14, 2008, Vancouver, BC - Anooraq Resources Corporation (“Anooraq” or the “Company”) (TSXV:ARQ; AMEX:ANO; JSE:ARQ) announces that it has executed definitive transaction agreements with Anglo Platinum Limited (“Anglo Platinum”) giving effect to its acquisition of a majority interest in Lebowa Platinum Mines (“Lebowa”), an operating platinum group metals (“PGM”) mine, together with an additional 1% controlling interest in the parties’ current joint venture projects being the Ga-Phasha PGM Project (“Ga-Phasha”), Boikgantsho PGM Project (“Boikgantsho”) and Kwanda PGM Project(“Kwanda”) (“the Lebowa transaction”). These agreements relate to the transaction described in the Company’s news release of 4 September 2007.

The execution of the definitive agreements with Anglo Platinum represents a major step towards Anooraq’s transition from an exploration and development company into a significant independent PGM producer.

To date, Anooraq has been actively engaged in the exploration and development of PGM mineral properties in the Bushveld Complex, South Africa. The Company's primary assets are Ga-Phasha, Boikgantsho and Kwanda, which are currently held as 50/50 joint ventures with Anglo Platinum. Pursuant to implementation of the Lebowa transaction, Anooraq will acquire a controlling interest in these assets. Once the Lebowa transaction is complete, the potential for synergies between Ga-Phasha and Lebowa will be assessed.

Lebowa Platinum Mines Operations & Growth Plan

  Lebowa is located on the North-Eastern limb of the Bushveld Complex, to the north of and adjacent to Ga- Phasha.

  Lebowa consists of a vertical shaft and a decline shaft system to access the underground development on the Merensky (~85,000 tonnes per month [tpm]) and UG2 Reefs (~45,000 tpm), as well as two concentrator plants.

  Production at Lebowa in 20071 was approximately 187,700 refined ounces of platinum, palladium, rhodium and gold from 1.33 million tonnes (Mt) of ore milled.

  Anglo Platinum has approved a long term growth plan for Lebowa, which includes various replacement and expansion projects. Anooraq, as a controlling shareholder, supports this growth plan which will result in existing mining operations at Lebowa increasing in two stages. Technical studies conducted by Anglo Platinum indicate that Lebowa’s value is maximized at a mining rate of 375,000 tpm, comprising steady state Merensky production at 120,000 tpm and steady state UG2 production of 255,000 tpm.

[1] Anglo Platinum Annual Report, 31 December 2007.

  Stage 1 (2008-2013) comprises an expansion of Merensky and UG2 ore production to 245,000 tpm, with Merensky production being increased to 120,000 tpm, initially from the Brakfontein Merensky decline shaft system and UG2 production being increased to 125,000 tpm, initially from the Middelpunt Hill UG2 decline shaft system.

  Stage 2 (2016 onwards) sees the further expansion of UG2 production to 255,000 tpm with Merensky production remaining at 120,000 tpm.

  Both the Stage 1 and Stage 2 expansions at Lebowa will access the Merensky Reef and UG2 Reef from near surface to approximately 650m below surface. Anooraq considers this an advantage; given that there will be no need for material refrigeration at depths above 650m below surface, resulting in a less constrained power requirement for the Lebowa mine than would be required for operations and projects accessing the reef at deeper levels.
  Anooraq will acquire control of an operating PGM mine at Lebowa and a significant portfolio of PGM projects at various stages of development. On implementation of the Lebowa transaction Anooraq, through Richtrau No 179 (Proprietary) Limited (“Lebowa Holdco”), will control the third largest PGM reserve and resource base in South Africa.

Group Structure

  Lebowa Holdco has been established to hold all of the parties’ interests in Lebowa, Ga-Phasha, Boikgantsho and Kwanda. The summarized group structure may be depicted as follows:

Salient Terms & Conditions

  The cash acquisition price for the Lebowa transaction is ZAR3.6 billion (C$ 467 million).

  Anooraq intends to fund the purchase price through a combination of debt and equity. An exercise of share purchase warrants by Pelawan in December 2007, in an aggregate amount of ZAR 1.586 billion, will provide a portion of the funds required by Anooraq for this purpose. Details of the Pelawan warrant exercise were set out in a Company news release dated 24 December 2007.

  Anglo Platinum will provide Anooraq with an interest bearing standby loan facility. This facility enables Anooraq to utilize up to 80% of all cash flows generated from the Lebowa operations should this be required to support external acquisition senior debt finance secured by Anooraq for the purposes of the Lebowa transaction.

  The parties have agreed to various financing arrangements between them to implement the Anglo Platinum approved long term growth plan at Lebowa, as follows:

  Anglo Platinum will incur for its own account the first ZAR 200 million required for development of the Middlepunt Hill UG2 decline expansion project;

  Anglo Platinum will provide Lebowa with a project finance facility of ZAR1.6 billion, representing the balance of the capital budget estimate for implementation of the Middlepunt Hill UG2 decline expansion project (“The MPH Facility”). The MPH Facility has a 8 year term, with a capital repayment holiday of one year, will bear interest at a facilitation interest rate and is subordinated in priority of repayment against certain other funding instruments within the Lebowa group; and

Beneficiation

  Lebowa has entered into a 5-year Concentrate Off-Take Agreement with Anglo Platinum for the sale of Lebowa concentrates at competitive market rates, renewable at Lebowa’s election for a further 5 years.

  In seeking to facilitate Anooraq’s ambition of becoming a “mine to market” company, Anglo Platinum has extended Anooraq’s option to acquire an ownership interest in Anglo Platinum’s Polokwane Smelter, which ownership interest will be relative to Anooraq’s group concentrate feed into the Polokwane Smelter from time to time and subject to certain conditions precedent.

Conditions

The Lebowa Transaction is subject to a number of conditions precedents, including:

  completion of due diligence investigations by both Anglo Platinum and Anooraq, which investigations have already been substantially progressed;

  debt and equity capital raising by Anooraq in order to fund the full purchase consideration for the Lebowa transaction;

  Anooraq shareholder approval of all resolutions necessary to implement the Lebowa transaction;

  Approval by the South African Competition Commission;

  consent by the United Kingdom Treasury for Anglo Platinum to undertake the transaction;

  approval of the transaction and of certain transfers of mineral title relating to Ga-Phasha, Boikgantsho and Kwanda by the South African Department of Minerals and Energy; and

  other regulatory approvals including, where necessary, the Exchange Control department of South African Reserve Bank, the JSE Limited, the TSX Venture Exchange and the American Stock Exchange.

The parties remain committed to closing the Lebowa transaction as soon as reasonably practicable. The long-stop date for closing the Lebowa transaction is 30 November 2008.

Sale of Shares Agreement

Pursuant to the terms of the Sale of Shares Agreement concluded with Anglo Platinum, Anooraq will acquire 51% of the shares in, and claims on shareholders loan account against, Lebowa Holdco. The joint venture agreements in respect of the Ga-Phasha, Boikgantsho and Kwanda will be terminated and these projects will be transferred into separate companies, established as wholly-owned subsidiaries of Lebowa Holdco.

Anglo Platinum has given Anooraq appropriate sale warranties in relation to the Lebowa transaction.

It has also been agreed that Anglo Platinum’s current rehabilitation provision in respect of Lebowa will be transferred into a new rehabilitation trust fund to be established for the operations of Lebowa Holdco. Anglo Platinum’s current rehabilitation guarantees in respect of Lebowa will remain in place for one year after the implementation of the Lebowa Transaction for the benefit of Lebowa Holdco.

Shareholders Agreement

Pursuant to the terms of the Shareholders Agreement concluded between Anooraq and Anglo Platinum, Anooraq has the ability to appoint the majority of the directors to the board of Lebowa Holdco and all of its subsidiaries. Anglo Platinum will participate in key management decisions through committees established for that purpose.

Furthermore, in order to ensure a successful transition at Lebowa, Anglo American plc Group has agreed to provide certain essential services to Lebowa at a cost which is no greater than the costs charged to another Anglo American plc Group company for the same or similar services, for an initial period of one year.

Anooraq has given certain undertakings to Anglo Platinum in relation to the maintenance of its status as a company controlled by Historically Disadvantaged Persons (“HDP”), as envisaged in the South African Mineral and Petroleum Resources Development Act No.28 of 2002 and the Mining Charter. The effect of these undertakings is that HDPs must maintain beneficial ownership of at least 26% in the assets of Lebowa Holdco until the repayment of at least 60% of the MPH Facility (approximately 6 years) (“Initial Term”). These undertakings include that Pelawan Investments (Pty) Ltd, the HDP controlling shareholder of Anooraq, will not allow either its own level of HDP shareholding or its shareholding in Anooraq, to fall below 26% HDP beneficial ownership interest. If these shareholding levels should be breached, and Anooraq fails to exercise its rights to remedy such a breach, Anooraq may be required to dispose of its shares in Lebowa Holdco to another HDP.

It is important from Anglo Platinum’s perspective that the Anooraq group retain its current HDP control status and that Anooraq retains control of Lebowa Holdco. Should there be a change of such control then Anglo Platinum may require Anooraq to acquire its shares in Lebowa Holdco at a market-related price. In addition, should Anooraq wish to sell its entire interest in Lebowa Holdco to a third party then Anglo Platinum has a tag along right relating to such sale. The parties have also granted each other reciprocal rights of first refusal relating to a proposed sale of their interests in Lebowa Holdco.

Ongoing Funding

The board of Lebowa Holdco, which will be controlled by Anooraq, has the right to call for funding either by way of shareholder loan or equity. If a shareholder should default on a cash call, the other shareholder may increase its equity interest in Lebowa HoldCo by funding the entire cash call, provided that during the Initial Term, Anooraq’s shareholding in Lebowa Holdco cannot be diluted for default in respect of equity contributions.

Employees and Communities

The parties have agreed to:

  establish an Employee Share Ownership Plan (“ESOP”) for the benefit of employees of Lebowa. Anglo Platinum will contribute an amount of approximately ZAR138 million (based on current market prices) to the ESOP Trust to facilitate its establishment, and approximately ZAR112 million of this amount will be utilized by the ESOP Trust to subscribe for shares in Anooraq. The balance of the funds will be used to pay benefits to the employees of Lebowa over the next seven years; and
  establish a Communities Trust for the benefit of communities affected by the operations of Lebowa Holdco. Anglo Platinum will contribute an amount of approximately ZAR104 million to the Communities Trust, which funds will be utilized to subscribe for shares in Anooraq and facilitate annual payments to the benficiaries of the community trust. Anooraq will issue warrants to the trust with an option value of ZAR 108 million.

Accordingly, pursuant to Anooraq’s equity financing for implementation of the Lebowa transaction, the Company will receive an inflow of approximately ZAR195 million from the ESOP Trust and Communities Trust.

Anooraq’s Acting President and CEO, Tumelo Motsisi, comments that “This transaction is a win-win for both parties. It represents a solid foundation for Anooraq to fulfill its objective of becoming a significant PGM producer and creates a good platform for enhancing our existing relationship with Anglo Platinum”

Further information

For further details on Anooraq and its properties in South Africa, please visit the Company's website at www.anooraqresources.com or contact Investor Services at (604) 684-6365 or, within North America, at 1-800-667-2114.

On behalf of the Board of Directors
Tumelo Motsisi
Acting President and CEO

For further information please contact:
Anooraq (South Africa)	+27 11 883 0831
Joel Kesler, Head of Business Development

Anooraq (North America)
Investor Relations	+1 604 684 6365
Toll free	+1 800 667 2114

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.
The American Stock Exchange has neither approved nor disapproved the contents of this press release.

Cautionary and Forward Looking Information

This release includes certain statements that may be deemed “forward looking statements”. All statements in this release, other than statements of historical facts, that address potential acquisitions, future production, reserve potential, exploration drilling, exploitation activities and events or developments that Anooraq expects are forward looking statements. Anooraq believes that such forward looking statements are based on reasonable assumptions, including assumptions that: the Lebowa transaction will complete; Lebowa will continue to achieve production levels similar to previous years; the planned Lebowa expansions will be completed and successful; Anooraq will be able future debt and equity financing on favourable terms; and the Ga Phasha and Platreef Project exploration results will continue to be positive. Forward looking statements however, are not guarantees of future performance and actual results or developments may differ materially from those in forward looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies with respect to mining and natural resource exploration and exploitation and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward looking statements. For further information on Anooraq, investors should review the Company’s annual Form on 20-F with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.